Austrian

SUPPL

December 5, 2008

Ad-hoc Release

ÖIAG SHARE IN AUSTRIAN AIRLINES SOLD TO LUFTHANSA

Lufthansa intends to take over Austrian Airlines

The Supervisory Board of ÖIAG today agreed to sell ÖIAG's 41.56 percent share in Austrian Airlines to Lufthansa. This was preceded by the agreement of the Supervisory Board of Lufthansa AG ("Lufthansa") to this course of action on 3 December 2008. The signing of the contract took place after the meeting of the Supervisory Board of ÖIAG.

The takeover of the 41.56% share in Austrian Airlines owned by ÖIAG will take place for a price of EUR 366,268.75 with a debtor warrant. Out of this debtor warrant, Lufthansa will pay an amount of up to EUR 162 million, depending on the future economic development of Austrian Airlines and the outperformance of Lufthansa shares.

Execution of these contracts depends in particular on the suspensive conditions of their approval under Competition law, and approval by the European Commission under assistance law of a restructuring aid of EUR 500 million being paid by the Republic of Austria. Approval for part of this restructuring assistance to be made immediately, which requires a resolution by the Council of Ministers and Supervisory Board, is also still outstanding.

Within the expiry of takeover law, Lufthansa will submit a takeover offer to free float shareholders in Austrian Airlines. In accordance with takeover law, and subject to verification by the Takeover Commission, the offer price will be EUR 4.44 per share, and amount to an approximate total of a further EUR 215 million.

In the sense of the privatisation contract, it was agreed that Austrian Airlines should remain a legally independent company with its head office in Austria and its own brand. Lufthansa declared itself prepared to maintain Austrian air traffic infrastructure as it currently stands where possible, taking into consideration the needs of Vienna as a business location, as well as continuing to expand this wherever commercially viable in line with the needs of the market; the Lufthansa concept also provides for retention of the long-haul connections so important for the region as a business location. Apart from improved access to international passenger flows and joint international marketing, the benefits for Austrian Airlines will consist of using the cost advantages and economies of scale that will result from integration into the Lufthansa Group.

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For further information:

Investor Relations, Thomas Krammer, Austrian Airlines AG, Tel.: +43 (0)5 1766 - 13311, Fax: +43 (0)5 1766 13899, e-mail: thomas.krammer@austrian.com

Corporate Communications-AUSTRIAN AIRLINES GROUP: Livia DANDREA-BÖHM / Patricia STRAMPFER / Pia STRADIOT / Michael BRAUN; Tel: +43 (0) 51766 11231, livia.dandrea@austrian.com / patricia.strampfer@austrian.com, pia.stradiot@austrian.com; michael.braun@austrian.com;
Owner, Editor, Distributor: Austrian Airlines AG, Corporate Communications public.relations@austrian.com.
Please find further information concerning the disclosure according to §§ 24 and 25 Media Act on www.austrian.com

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